GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

November 8, 2011

Matthew Crispino, Esq.

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

W270, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Two

File No.: 333-176388

Dear Mr. Crispino:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes are made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated October 18, 2011.

General

1.

The Company is not a “Blank Check” company as defined by Rule 419 of the Securities Act of 1933, as amended ("Rule 419") and, therefore, the registration statement need not comply with the requirements of Rule 419.

Rule 419 defines a "blank check company" as a company that:

   i.    Is a development stage company that has no specific business plan  or purpose [emphasis added] or has indicated that its business plan is to engage in a  merger or acquisition with an unidentified company or companies, or other entity or person; and

   ii.   Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

The Company has a very specific business purpose and a bona fide plan of operations and intends to acquire and/or develop and market software and services that are intended to significantly enhance the performance and functionality of Internet services used by small to medium sized businesses.. These matters are described in the section of the Prospectus entitled BUSINESS and subheadings thereunder. The fact that resources are limited does not change the fact that the Company has a business plan that it is attempting to implement. It also must and has disclosed its risks and limitations to potential investors. However, those risks and limitations do not mean that a business plan does not exist nor that efforts are not underway to implement the plan. The Company is an early development stage company and not a 419 company.

It is also reasonably common for development stage companies to have limited assets and resources as well as having a going concern explanatory paragraph in the report of its auditor. The Company is considering all possible avenues to develop its business. It believes that being a public company may increase its image and credibility in the marketplace and provide possible sources of funding. It has not done any formal studies to determine the likelihood of these things happening.

Lastly, the Company does not have any plans to engage in a merger or acquisition with any other company or companies or other entity or person. This is disclosed in the PROSPECTUS SUMMARY as follows: “The Company has no current intentions, plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company nor does the Company or any of its shareholders have any plans to enter into a change of control or similar type of transaction.”

The Company does not have nor has it ever prepared a formal, written business plan. The Plan has been developed by Mr. Fry through discussions, reading and thinking. He has taken notes but not reduced the Plan to a formal written nature because he has not sought financing through venture groups.

Prospectus Cover Page

2.

We have made the requested disclosures and have expanded our disclosures in the section of the Prospectus labeled The Offering.

Risks Related to the Business, page 6

“W270 has virtually no financial resources…,” page 6

3.

We have made the requested disclosure.

“Because we have only recently commenced business operations…,” page 7

4.

We have made the requested disclosure.

Use of Proceeds, page 15

5.

The outside legal services consist of (a) general advice and counsel to the Company; (b) assistance in the preparation and filing and amending of a Form S-1 registration and disclosure statement with the Securities and Exchange Commission, (c) assistance in the preparation of all response letters to the SEC; (d) assistance in the Company’s efforts to work with a broker-dealer to file an application for trading with the Over-the-Counter Bulletin Board (the “OTCBB”), FINRA and Nasdaq, including obtaining a CUSIP number, trading symbol and subsequent DTC approval for purposes of trading the Company’s stock on the OTCBB; and (e) functioning as an escrow agent and working with our transfer agent with respect to offering proceeds.

We have not agreed-upon a price per item for the services. However, it is reasonable to assume that items (a) and (b) above comprise 75% of all services. There is an agreement in place with the Company requiring payment only upon completion of the Company’s public offering and its effectiveness.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operations, page 20

6.

We have made the requested disclosures.

7.

We have made the requested disclosures.

Employees, page 25

8.

We have made the requested disclosures including the plans of the Company’s founder and president to continue working for no cash compensation to execute on the Company’s business plan while he seeks financing sources for the Company.

Directors, Executive Officers, Promoters and Control Persons, page 26

9.

Gary B. Wolff, P.C. has been added as a promoter, as disclosed in Certain Relationships and Related Transactions, for the reasons indicated in this expanded section.

10.

We have made the requested changes to disclosure.

Plan of Distribution, page 33

11.

We made the necessary corresponding revisions to the disclosure, and as necessary, throughout the prospectus.

Exhibit 5.1

12.

Gary B. Wolff received a letter from the New York State Bar Association regarding his current attorney registration status with New York State, which advised that he was suspended according to the New York State Office of Court Administration’s Attorney Registration Unit. Such letter further stated that “ Unfortunately, it becomes necessary to cancel your membership if you do not seek reinstatement assuming that this suspension is the result of an oversight. You may wish to contact the New York State Office of Court Administration Attorney Registration Unit via telephone at 212-428 2800 or email attyreg@nycourts.gov. Please notify us when you have been reinstated…”  I thereafter (on September 16, 2011) contacted Mr. Kyle Coles, Assistant Court Analyst Attorney Registration Unit (212-428-2801); kcoles@nycourts.gov) and was advised that past due fees amounted to $1,700 which sum was paid in full on September 28, 2011.

I was also separately advised that I was delinquent in my Continuing Legal Education credits and asked for and received an extension to January 31, 2012 to rectify this matter.

Please note that this entire matter has nothing to do with any complaints from clients or any governmental agency regarding legal services rendered, but solely and completely has to do with delinquencies in (a) dues payments - since paid in full and  (b) CLE Credits now on extension to January 31, 2012.

Accordingly, based on the above, I am of the opinion that I may provide a valid legal opinion in connection with W270, Inc.’s offering. I have also read SEC Rule of Practice 102 (e)(2) entitled Certain Professionals and Convicted Persons and do not feel that this section applies to me.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

W270, Inc.

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